FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Principal Decisions of the 596th Meeting of the Board of Directors Held on June 6, 2014

2.	Summary of Principal Decisions of the 597th Meeting of the Board of Directors Held on June 6, 2014

3.	Summary of Principal Decisions of the 598th Meeting of the Board of Directors Held on June 12, 2014

4.	Market Announcement Dated June 13, 2014: Comment on Report in Diário do Comércio of June 10, 2014

5.	Material Announcement Dated June 16, 2014: Association with Gas Natural Fonseca - GNF: Creation of Natural Gas Holding and Investment Company GNB

6.	Notice to Stockholders Dated June 16, 2014: Payment of Full Dividends for 2013 on June 30, 2014

7.	Summary of Principal Decisions of the 599th Meeting of the Board of Directors Held on June 17, 2014

8.	Notice to Stockholders Dated June 18, 2014: Rectification of the Notice to Stockholders Published on June 16, 2014

9.	Notice to Stockholders Dated June 23, 2014: Cemig Suspends Studies on Acquisition of Colombian Utility Isagén

10.	Summary of Principal Decisions of the 600th Meeting of the Board of Directors Held on June 27, 2014

11.	Notice to Stockholders Dated June 27, 2014: Payment of Extraordinary Dividends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
Name: Luiz Fernando Rolla
Title: Chief Officer for Finance and Investor Relations

Date: July 03, 2014

1. Summary of Principal Decisions of the 596th Meeting of the Board of Directors Held on June 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 6, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 596th meeting, held on June 6, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Provision of a guarantee for the issue of Promissory Notes by Cemig GT.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Summary of Principal Decisions of the 597th Meeting of the Board of Directors Held on June 6, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 6, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 597th meeting, held on June 6, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Developments in the Prothea Project.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Principal Decisions of the 598th Meeting of the Board of Directors Held on June 12, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 12, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 598th meeting, held on June 12, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Nomination of Managers for Renova Energia S.A.

2.              Nomination of Managers for Taesa.

3.              Nomination of Managers for Empresa Norte de Transmissão de Energia S.A.-ENTE, STC Sistema de Transmissão Catarinense S.A., Empresa Brasileira de Transmissão de Energia S.A.-EBTE, Lumitrans Companhia Transmissora de Energia Elétrica S.A., Empresa de Transmissão Serrana S.A.-ETSE and Empresa Regional de Transmissão de Energia S.A.-ERTE..

4.              Nomination of Managers for Empresa Paraense de Transmissão de Energia S.A.-ETEP and STC Sistema de Transmissão Catarinense S.A..

5.              Closing down of the PCH Lages Consortium, by Cemig GT and Light Energia S.A. / Orientation of vote at meetings of Cemig GT and Light S.A.

6.              Signature of term of dissolution of the Cosama Consortium, between Cemig GT and CPFL.

7.              Orientation of vote in a meeting of the Board of Directors of Light S.A.

8.              Orientation of vote, in a meeting of the Board of Directors of Taesa, on increase in the share capital of ERTE.

9.              Signature of a corporate surety letter, in guarantee of payment of the debentures issued by Guanhães Energia S.A.

10.       Increase in the share capital, and orientation of vote, in a meeting of the Board of Directors of Light S.A., and in an Extraordinary General Meeting of Stockholders of Axxiom.

11.       Injection of capital by Taesa into ATE III / Orientation by the Board of Directors on vote in Taesa.

12.       Signature of a Cooperation Working Agreement with the State of Minas Gerais and additional budget allocation in PMSO.

13.       Contracting of rental of the Júlio Soares Building.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14.       Signature with Copasa of a term of assignment of an employee.

15.       Signature of agreement with the Ulhôa Canto, Rezende e Guerra Law Office.

16.       The Glória Project.

17.       The Rubicão Project.

4. Market Announcement Dated June 13, 2014: Comment on report in Diário do Comércio of June 10, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Comment on report in Diário do Comércio of June 10, 2014

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, issues the following clarification to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, in response to CVM Official Letter CVM/SEP/GEA-1/Nº200/2013, on the report published in the June 10 online edition of Diário do Comércio newspaper, referring to a transaction involving Cemig Telecomunicações S.A., the telecommunications company of the Cemig Group:

We reaffirm that Cemig has evaluated various investment alternatives that could add value to the operation of its present assets, including stockholding restructurings that aim to adapt its strategy to market conditions.

However, at present no commitment has been made in relation to the assets referred to.

We also reiterate that Cemig has always sought partners to expand its area of operation through new stockholding structures that enable shared control of its assets to be preserved, and which do not necessarily result in a process of sale of those assets – since this is an area which Cemig regards as strategic for development, within its view of long-term growth.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information when it is confirmed and effective.

Belo Horizonte, June 13, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Material Announcement Dated June 16, 2014: Association with Gas Natural Fonseca - GNF: Creation of Natural Gas Holding and Investment Company GNB

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Association with GNF:

 creation of natural gas holding and investment company GNB

In compliance with CVM Instruction 358/2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On June 13, 2014, Cemig signed agreements with Gas Natural Fenosa (“GNF”) – an international company operating in gas and electricity – formalizing an association for the creation of the company Gás Natural do Brasil S.A. (“GNB”), which will be a platform for consolidation of assets, and investment, in natural gas projects.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this transaction.

Belo Horizonte, June 16, 2014

 Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Notice to Stockholders Dated June 16, 2014: Payment of Full Dividends for 2013 on June 30, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Payment of full dividends for 2013 on June 30, 2014

We hereby advise our stockholders that Cemig will make the following payments on June 30, 2014:

a)        The total of the first and second installments of the payment of dividends for the year 2013:

•             These two payments, which under the by-laws may be made separately by the end of June and December, will be made together on June 30, 2014, in a single payment of 100% of the dividends for the year 2013.

The total amount paid as dividends on June 30, 2014 will thus be

R$ 1,122,453,000.00

(one billion one hundred twenty two million four hundred fifty three thousand Reais)

– corresponding to                       R$ 0.892052774 per share.

The amount was decided at the Annual General Meeting of Stockholders held on April 30, 2014.

The decision was reported in the Notice to Stockholders of that date.

•             For shares traded on BM&FBovespa the payment will be made to stockholders of record on April 30, 2014.

b)        Fractions of shares arising from the stock dividend:

As reported in the Notice to Stockholders of April 23, 2014, the sum of proceeds of sale of the fractions of shares arising from the stock dividend decided by the Extraordinary General Meeting of Stockholders of December 26, 2013 will be paid on the same date as the above dividend payment.

The sale was realized for an average price of R$ 15.207755916 per PN share. The proceeds will be allocated to stockholders in proportion to their holdings.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment.  Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts on to holders.

Belo Horizonte, June 16, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Summary of Principal Decisions of the 599th Meeting of the Board of Directors Held on June 17, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 17, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 599th meeting, held on June 17, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) made the following decisions:

1                 Decision on the Netuno Project.

2                 Creation of a consortium.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. Notice to Stockholders Dated June 18, 2014: Rectification of the Notice to Stockholders Published on June 16, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Rectifying the Notice to Stockholders published on June 16, 2014, we notify our stockholders that on June 30, 2014 Cemig will pay the whole of the dividends for the business year 2013, in a single payment, with total value of R$ 1,122,453,000.00 (one billion one hundred twenty two million four hundred fifty three thousand Reais), which corresponds to R$ 0.892052774 per share, as decided by the General Meeting of Stockholders held on April 30, 2014 and as notified in the Notice to Stockholders published on April 30, 2014.  The other information in the Notice of June 16, 2014 is unchanged.

Belo Horizonte, June 18, 2014

 Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Notice to Stockholders Dated June 23, 2014: Cemig Suspends Studies on Acquisition of Colombian Utility Isagén

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig suspends studies on acquisition of Colombian utility Isagén

Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, as part of its commitment to best corporate governance practices, hereby reports to its stockholders and the market as follows:

Cemig has suspended studies on a possible participation in the privatization of Isagén S.A. E.S.P. by the government of Colombia.

Cemig believes that the opportunity, and the quality of the assets operated by Isagén, are in line with its strategic vision, but has not been successful in developing a financial structure that would enable it to be competitive in the process of acquisition and achieve a level of return sufficient to obtain the approval of its corporate bodies.

Cemig reiterates, however, its commitment to its partnership with Empresas Públicas de Medellín – EPM, continuing to pursue an interest in joint investment opportunities in Brazil and elsewhere.

Cemig will keep its stockholders and the market opportunely and appropriately informed on any change in the present status of this transaction.

Belo Horizonte, June 23, 2014.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. Summary of Principal Decisions of the 600th Meeting of the Board of Directors Held on June 27, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 27, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 600th meeting, held on June 27, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) made the following decisions:

1                 Declaration of extraordinary dividends.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. Notice to Stockholders Dated June 27, 2014: Payment of Extraordinary Dividends

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Extraordinary dividend: R$ 1.7 billion

Cemig advises its stockholders that:

At its meeting today, June 27, 2014, the Board of Directors decided to pay extraordinary dividends of

R$ 1,704,000,000.00 (one billion seven hundred four million Reais),
corresponding to	R$ 1.354228576 per share,

in two installments:

R$ 1,100,000,000.00 (one billion one hundred million Reais)
corresponding to	R$ 0.874208588 per share, by July 8, 2014, and

R$ 604,000,000.00 (six hundred four million Reais)
corresponding to	R$ 0.480019988 per share, by September 30, 2014.

Stockholders entitled to these payments are those whose names are on the Company’s Nominal Share Registry on June 27, 2014, for the purposes specified in Article 205 of Law 6404/76.

The shares will trade ‘ex-’ these dividends on June 30, 2014.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update the investor’s registry details. Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 27, 2014

Luiz Fernando Rolla

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Chief Finance and Investor Relations Officer